UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________
FORM SD
Specialized Disclosure Report
___________________
AMTECH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Arizona	000-11412	86-0411215
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

131 S. Clark Drive, Tempe, Arizona	85281
(Address of Principal Executive Offices)	(Zip Code)

Robert T. Hass
480-967-5146
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Amtech Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2016.
The brief description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report attached as an exhibit to this Form SD.
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at http://www.amtechsystems.com/minerals.htm. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Amtech Systems, Inc.
(Registrant)

May 31, 2017	By:	/s/ Robert T. Hass
(Date)		Robert T. Hass
Executive Vice President & Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period from January 1, 2016 to December 31, 2016 as required by Items 1.01 and 1.02 of this Form SD.

3